UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On August 5, 2024, MorphoSys AG (the “Company”) published a press release announcing that it has completed the voluntary delisting of its shares from the Frankfurt Stock Exchange and its American Depositary Shares (“ADSs”) from the Nasdaq Global Market (“Nasdaq”), attached hereto as Exhibit 99.1.

Exhibits

99.1    MorphoSys Completes Voluntary Delisting from the Frankfurt Stock Exchange and Nasdaq Global Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: August 5, 2024
    By:    /s/ i.A. Isabelle Degbegni
        Name: Isabelle Degbegni
        Title:    Director Investor Relations

    By:    /s/ i.A. Dr. Robert Mayer
        Name: Dr. Robert Mayer
        Title:    Director Investor Relations